Exhibit 3.1

THIRD CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF INCORPORATION OF
PROTALIX BIOTHERAPEUTICS, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Protalix BioTherapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.       The name of the corporation is Protalix BioTherapeutics, Inc. (the “Corporation”). The Certificate of Incorporation of the Corporation was filed with the Secretary of the State of Delaware on March 30, 2016, as amended by that Certificate of Amendment dated August 15, 2016 and that Second Certificate of Amendment dated January 10, 2019 (the “Certificate of Incorporation”).

2.       This Certificate of Amendment to Certificate of Incorporation of the Corporation was duly adopted by the Board of Directors of the Corporation pursuant to a resolution setting forth the proposed amendment of the Certificate of Incorporation and declaring said amendment to be advisable.

3.       Article III of the Certificate of Incorporation, as amended, is hereby amended and restated in its entirety as follows:

“The Corporation is authorized to issue the following shares of capital stock: (a) 120,000,000 shares of common stock, par value $.001 per share (the “Common Stock”); and (b) 100,000,000 shares of preferred stock, par value $.0001 per share (the “Preferred Stock”). The voting rights, the rights of redemption and other relative rights and preferences of the Preferred Stock shall be established by the Board of Directors.

The Board of Directors may authorize the issuance of such stock to such persons upon such terms and for such consideration in cash, property or services as the Board of Directors may determine and as may be allowed by law. The just valuation of such property or services shall be fixed by the Board of Directors. All such stock when issued shall be fully paid and exempt from assessment.”

Effective on December 19, 2019 at 11:59 PM, Eastern Standard Time (the “Effective Date”), each ten shares of Common Stock issued or outstanding (including treasury shares) immediately prior to the Effective Date shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Date and shall represent one share of Common Stock from and after the Effective Date (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 par value per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Date of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Date, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Date, shall be entitled to receive, with respect to each such fractional share, a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Effective Date as determined by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the Effective Date, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Date shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Date into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Date); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Date shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Date into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”

4.       The aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be signed by its duly authorized President and Chief Executive Officer this 16th day of December, 2019.

PROTALIX BIOTHERAPEUTICS, INC.

By:	/s/ Dror Bashan
Dror Bashan
President and Chief Executive Officer